August 18, 2015

Via Edgar Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Tidewater Inc. File No. 001-06311

Ladies and Gentlemen:

Transmitted herewith is Tidewater’s reply to the Commission’s inquiry letter of

July 22, 2015.

Sincerely,

TIDEWATER INC.

/s/ Quinn P. Fanning
Quinn P. Fanning
Executive Vice President and
Chief Financial Officer

August 18, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Tidewater Inc.

Form 10-K for Fiscal Year Ended March 31, 2015

Filed May 28, 2015

File No. 001-06311

Ladies and Gentlemen:

This letter is the response of Tidewater Inc. (the “company” or “Tidewater”) to the staff’s comment letter dated July 22, 2015 regarding the company’s Annual Report on Form 10-K for the year ended March 31, 2015. For the staff’s convenience, we have reproduced below the full text of the staff’s comment, which is followed by the company’s response.

Impairment of Long-Lived Assets, Page 75

1.	Your goodwill-related disclosures on page F-12 and F-57 indicate the impairment charge recognized in 2015 was attributed to (1) the rapid and significant decline in crude oil and natural gas prices; and (2) the expected short to intermediate term effect that the downturn might have on levels of exploration and production activity, and the likely negative effect such conditions had on average day rates and utilization levels of your vessels. In this regard, please tell us how you considered the less favorable average day rates, utilization levels and the significant deterioration in your market capitalization from March 31, 2014 to March 31, 2015, in assessing whether the carrying value of your vessels groups, including your stacked vessels and vessels withdrawn from service, may not be recoverable pursuant to ASC 360-10-35-21. Please be specific in your response. If such factors were not considered by management as impairment indicators, please explain why. As part of your response, please tell us whether the carrying value of any of your vessels exceeded their charter-free market value at March 31, 2015. If so, please expand your impairment of long-lived assets critical accounting policy to disclose the number of vessels whose carrying value exceeds their charter-free market value and the aggregate amount.

Response: We evaluate our goodwill for impairment using the standard two-step method prescribed by Accounting Standards Codification (ASC) 350, Intangibles – Goodwill and Other. This evaluation includes a comparison of the estimated fair value of each reporting unit (which for us is the segment) to its carrying amount to determine if the second step is required to measure any amount of impairment.

In our evaluation of goodwill during the quarter ended December 31, 2014, we determined that the carrying values of the Americas and Sub-Saharan Africa/Europe reporting units were greater than their respective fair values, and accordingly, recorded a goodwill impairment charge of $283.7 million to write off the company’s remaining goodwill.

We evaluate the carrying value of our vessels in accordance with ASC 360 Impairment or Disposal of Long-Lived Assets. This evaluation is made at the asset group level (in contrast to the reporting unit approach of ASC 350) and is based on estimated undiscounted cash flows (in contrast to the fair value approach of ASC 350). Our process for vessel impairment review is a two-pronged approach.

First, we review our fleet of active vessels (i.e., those vessels not stacked) by asset group, which combines vessels with similar operating and marketing characteristics, and subdivides the asset groups between our older vessels and newer vessels. Our active fleet at March 31, 2015 includes a total of 45 different asset groups. We estimate the future undiscounted cash flows that we expect each asset group will generate over the remaining useful life of each vessel within such group and compare that amount against the carrying values of the asset group to determine if a write-down may be required. For each asset group with estimated undiscounted cash flows that are less than the carrying values of the group, we estimate the fair values of the asset groups, on a vessel-by-vessel basis, with the assistance of third-party appraisers or brokers for the vessels with more significant carrying values, and record an impairment charge, if any, for the excess amount of the aggregate carrying value of the vessels within the asset group over the estimated fair value of such vessels. In estimating the future undiscounted cash flows that we expect an asset group to generate, the primary drivers are anticipated average utilization rates, average dayrates, and average daily operating expenses for each asset group. These estimates are developed by management based on recent actual utilization, dayrates and operating costs as well as our expectations of market conditions during the period of projected future cash flows (i.e., on the basis of expected future charter hire). All of these estimates are subject to significant variability and are sensitive to changes in market conditions. Our estimates changed considerably from fiscal 2014 to fiscal 2015 in response to the rapid and significant decline in oil and gas prices during the last quarter of calendar 2014, and the effect that the downturn had on the demand for our vessels, both of which we recognized would have a significant adverse effect on average dayrates and utilization levels. As an example, in March 2014, West Texas Intermediate (WTI) crude was trading at over $100 per barrel, but had fallen to under $50 per barrel by March 2015. Likewise, the average utilization of our worldwide fleet was 80.8% for the quarter ended March 31, 2014, but had fallen to 71.4% for the quarter ended March 31, 2015. Over the same period, dayrates for our deepwater fleet dropped from $29,730 per day to $27,942 per day while dayrates for other vessel classes in our fleet dropped more modestly.

The model that we use to estimate the future cash flows of our asset groups when we undertake asset impairment testing in accordance with Accounting Standards Codification (ASC) 360, Impairment or Disposal of Long-lived Assets is the same model that we use to estimate the fair value of each reporting unit in our goodwill impairment analysis in accordance with ASC 350, Intangibles – Goodwill and Other. We use the same estimates for average day rates, utilization rates, and average daily operating expenses in both impairment analyses, so they both consider the same less than favorable market conditions experienced during fiscal 2015 as discussed in the goodwill-related disclosures on pages F-12 and F-57. While the significant deterioration in our market capitalization did not have a direct impact on our estimate of undiscounted cash flows, as an indicator of market conditions, we considered our market capitalization in arriving at our assumptions about the future operating environment, which, in turn, affected our estimates of average dayrates and utilization levels.

In fiscal 2015 we conducted a review of our entire active fleet at December 31, 2014. For all but five of our asset groups the estimated undiscounted cash flows associated with each asset group exceeded its carrying value and an impairment write-down was not warranted for any of these asset groups. For the five asset groups that did not satisfy the undiscounted cash flow test, we estimated the charter-free market value of each vessel in the asset group, with the assistance of third-party appraisers or brokers for the vessels with more significant carrying values (generally, all vessels whose net book value exceeds $1 million), and compared the aggregate fair value of the group with the group’s aggregate carrying value. None of these groups required an impairment write-down at December 31, 2014.

At March 31, 2015, we reviewed actual operating results for each asset group for the three months ended March 31, 2015, and compared the average utilization rates, average dayrates and operating costs for this period with the assumptions used in our review as of December 31, 2014. For a limited number of asset groups whose operating results deteriorated more than expected we updated our undiscounted cash flow test at March 31, 2015. There were no asset groups that required an impairment write-down as a result of the updated test at March 31, 2015.

Second, we review our stacked fleet and vessels withdrawn from service for impairment at the individual vessel level every six months, or more frequently if changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. The company considers a vessel to be stacked if the vessel crew is disembarked and limited maintenance is being performed on the vessel. During the year ended March 31, 2015, demand for offshore support vessels, and particularly older offshore support vessels, decreased and we utilized the stacking of vessels to save operating costs. We stack vessels when market conditions warrant and they are no longer considered stacked when they are returned to active service, sold or otherwise disposed. We stacked 20 vessels during the fiscal year ended March 31, 2015, and had 21 vessels stacked at year-end. The stacked vessels are more likely (than the active fleet) to result in impairments because in performing the impairment analysis they are not projected to generate future operating cash flows. We estimate each stacked vessel’s fair value by considering items such as the vessel’s age, length of time stacked, likelihood of a return to active service, and actual recent sales of similar vessels. In certain situations (generally all vessels whose net book value is in excess of $1 million) we obtain an estimate of the fair value of the stacked vessel from third-party appraisers or brokers. For the year ended March 31, 2015, there were twelve vessels whose carrying values exceeded their charter-free market values and we recorded an aggregate impairment charge of $11.2 million on these vessels.

Our current disclosures include the aggregate amount of impairments recorded for each period presented. In future filings we will disclose the number of vessels or other assets incurring an impairment charge.

This letter confirms our understanding that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further detail, clarification, or discussion on these items is desired, please contact me at:

Tidewater Inc.

6002 Rogerdale Road, Suite 600

Houston, TX 77072-1655

713-470-5231

or by e-mail at

qfanning@tdw.com

Very truly yours,

TIDEWATER INC.

/s/ Quinn P. Fanning
Quinn P. Fanning
Executive Vice President and
Chief Financial Officer